December 4, 2018

Eric J. Zahler
Chief Executive Officer
Monocle Acquisition Corporation
750 Lexington Avenue, Suite 1501
New York, NY 10022

       Re: Monocle Acquisition Corporation
           Registration Statement on Form S-1
           Filed November 19, 2018
           Amendment No. 1 to Registration Statement on Form S-1
           Filed November 21, 2018
           File No. 333-228470

Dear Mr. Zahler:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Exclusive Forum Selection, page 116

1. We note your response to comment 1. We note that your amended and restated certificate of incorporation identifies federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the
       Securities Act. Please revise your prospectus to state that a court may determine that the provision is unenforceable, and to state that by agreeing to the provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.
 Eric J. Zahler
Monocle Acquisition Corporation
December 4, 2018
Page 2
Amendment No. 1 to Registration Statement on Form S-1

Exhibits

2. Please refer to Exhibit 3.2 and Section 12.1 thereof. We note that the language of the section and the prospectus summary of the exclusive forum provision don't align.
         Specifically, the prospectus summary disclosure appears broader than the exclusive forum provision in the charter. In this regard, we note your disclosure on page 44 of the initial filing that "if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware." Please reconcile.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Laura Veator, Staff Accountant, at 202-551-3716 or Stephen Krikorian,
Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field, Attorney-Advisor, at 202-
551-3680 or Dietrich King, Attorney-Advisor, at 202-551-8071 with any other questions.



                                                              Sincerely,
FirstName LastNameEric J. Zahler
                                                              Division of
Corporation Finance
Comapany NameMonocle Acquisition Corporation
                                                              Office of
Information Technologies
December 4, 2018 Page 2                                       and Services
FirstName LastName